FEDERAL INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	81948080
NAME OF ASSURED: RIDGEWORTH FUNDS/RIDGEWORTH VARIABLE TRUST
DELETE AN ENDORSEMENT
It is agreed that this Bond is amended by deleting Endorsement Number(s) 7 in its entirety.
This Endorsement applies to loss discovered after 12:01 a.m. on April 1, 2009.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: April 23, 2009

By:	Authorized Representative
ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY
Endorsement No:	9
Bond Number:	81948080
NAME OF ASSURED: RIDGEWORTH FUNDS/RIDGEWORTH VARIABLE TRUST
NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:
RidgeWorth Funds (formerly STI Classic Funds) consisting of:
Aggressive Growth Stock Fund
Large Cap Growth Stock Fund (f/k/a Capital Appreciation Fund)
Institutional Cash Management Money Market Fund
Institutional Municipal Cash Reserve Money Market Fund
Institutional U.S. Government Securities Money Market Fund
Institutional U.S. Treasury Securities Money Market Fund
Total Return Bond Fund (f/k/a Core Bond Fund)
Emerging Growth Stock Fund
High Grade Municipal Bond Fund (f/k/a Florida Tax-Exempt Bond Fund)
Georgia Tax-Exempt Bond Fund
High Income Fund
Intermediate Bond Fund
International Equity 130/30 Fund
International Equity Fund
International Equity Index Fund
Investment Grade Bond Fund
Investment Grade Tax-Exempt Bond Fund
Large Cap Quantitative Equity Fund
Large Cap Core Equity Fund (f/k/a/ Large Cap Relative Value Fund)
Large Cap Value Equity Fund
Life Vision Conservative Fund
Life Vision Aggressive Growth Fund
Life Vision Growth and Income Fund
Life Vision Moderate Growth Fund
Limited Duration Fund
Limited-Term Federal Mortgage Securities Fund
Maryland Municipal Bond Fund
Mid-Cap Core Equity Fund (f/k/a Mid-Cap Equity Fund)
Mid-Cap Value Equity Fund
North Carolina Tax-Exempt Bond Fund
Prime Quality Money Market Fund
Real Estate 130/30 Fund
Seix Floating Rate High Income Fund
Seix Global Strategy Fund
Seix High Yield Fund
Select Large Cap Growth Stock Fund (f/k/a Quality Growth Stock Fund)
Short-Term U.S. Treasury Securities Fund
Short-Term Bond Fund
ICAP Bond
Form 17-02-0949 (Rev. 1-97) Page 1

Small Cap Growth Stock Fund
Small Cap Value Equity Fund
Corporate Bond Fund (f/k/a Strategic Income Fund)
Tax-Exempt Money Market Fund
U.S. Equity 130/30 Fund
U.S. Government Securities Fund
U.S. Government Securities Money Market Fund
U.S. Government Securities Ultra-Short Bond Fund
U.S. Treasury Money Market Fund
Ultra-Short Bond Fund
Virginia Intermediate Municipal Bond Fund
Virginia Tax-Free Money Market Fund
RidgeWorth Variable Trust (formerly STI Classic Variable Trust) consisting of:
Large Cap Growth Stock Fund (f/k/a Capital Appreciation Fund)
Large Cap Core Equity Fund (f/k/a Large Cap Relative Value Fund)
Large Cap Value Equity Fund
Mid-Cap Core Equity Fund (f/k/a Mid-Cap Equity Fund)
Small Cap Value Equity Fund
This Endorsement applies to loss discovered after 12:01 a.m. on April 1, 2009.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.
Date: April 23, 2009

By:	Authorized Representative
ICAP Bond
Form 17-02-0949 (Ed. 1-97) Page 2

JOINT INSURED BOND AGREEMENT
THIS AGREEMENT, made as of this 19th day of August 2008 by and between RidgeWorth Funds and RidgeWorth Variable Trust (together, the “Joint Insureds”).
WHEREAS, each of Ridgeworth Funds and RidgeWorth Variable Trust is a registered management investment company; and
WHEREAS, the board of trustees of RidgeWorth Funds and RidgeWorth Variable Trust (together, the “Boards”), including a majority of the Trustees of each Board who are not “interested persons” of such investment company as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Independent Trustees”), has authorized and approved, pursuant to Rule 17g-1 under the 1940 Act, a joint insured bond (the “Bond”); and
WHEREAS, the Joint Insureds, pursuant to Rule 17g-1(f), desire to enter into an agreement dealing with their respective rights under the Bond in the event of a loss thereunder.
NOW, THEREFORE, the parties hereto agree as follows:
1.	In the event recovery is received under the Bond as a result of a loss sustained by one or more of the Joint Insureds, the registered management investment company sustaining the loss shall receive an equitable and proportionate share of the recovery but at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

3.	Each Joint Insured shall comply with the filing and notification requirements of Rule 17g-1(g) during the term of this Agreement.

4.	This Agreement may be modified or amended by mutual written consent of the Joint Insureds. This Agreement may be terminated by one party on not less than 60 days prior written notice to the other party.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on their behalf as of the day and year first written above.
RIDGEWORTH FUNDS

By:	/s/ Patrick A. Paparelli
Name:	Patrick A. Paparelli
Title:	VP/CCO
RIDGEWORTH VARIABLE TRUST

By:	/s/ Julia R. Short
Name:	Julia R. Short
Title:	President